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                                                              Steven M. Skolnick
                                                              Member of the Firm

                                                                Tel 973 597 2476
                                                                Fax 973 597 2477

                                                        sskolnick@lowenstein.com

VIA FEDERAL EXPRESS

January 11, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street N.E.
Washington, D.C. 20549

Attn.: Mr. Joseph McCann

RE:      Ivivi Technologies, Inc. (the "Company")
         Revised Preliminary Proxy Statement on Schedule 14A
         Filed December 7, 2009
         File No. 001-33088

Dear Mr. McCann:

The following are responses to the letter of comment dated January 8, 2010 from the Staff (the "Staff") of the Securities and Exchange Commission. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter of comment.

Interests of Certain Persons, page 5

          1. Please clarify your statement that the amount to be funded into escrow exceeds the Purchase Price under the Asset Purchase Agreement. It is unclear how the escrow amount would exceed the amount of the Emigrant debt, which debt is only a portion of the purchase price.

         As part of the negotiations with Emigrant, Emigrant required that the amount funded into Escrow exceed the Purchase Price. The disclosure on pages 5 and 36 has been revised as requested by the Staff.

          2. We note your disclosure on page 5 that you expect to utilize a portion of the assets to repay up to $70,000 of deferrals owed to Messrs. Saloff and DiMino. Please revise to disclose the amounts that you expect to pay to each individual.

         The disclosure on pages 5 and 36 has been revised to clarify that the payment will only be made out of available assets to the extent available and the amount of such payment to Messrs. Saloff and DiMino.

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U.S. Securities and Exchange Commission
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          3. We note your disclosure that you intend to provide engineering, regulatory and technology services on a contract basis at cost to the purchaser of your assets. With a view toward clarified disclosure, please tell us which section of which document that you have filed on Edgar obligates the purchaser of your assets to purchase those services.

         The disclosure on pages 5 and 36 has been revised to clarify that in the event the Company is entitled to sell its net operating losses under the New Jersey Tax Credit Transfer Program, the Company and the Buyer have agreed to enter into an agreement pursuant to which the Company would provide such services to the Buyer. The Company and the Buyer have entered into a letter agreement that provides for such obligations.

          4. Please briefly highlight the amount that ADM received and will receive under the terms of the contract. Also clarify in this section your officer's interest in ADM.

         The disclosure on pages 5 and 36 has been revised as requested by the Staff.

Background, page 21

          5. Please expand your disclosure in response to prior comment 1 to disclose the amount of your business that was derived from Allergan.

         The disclosure on page 5 has been revised as requested by the Staff.

New Jersey Tax Credit Program, page 26

          6. Please disclose whether the tax credits relate to fiscal year 2009 or some other period. Please also disclose whether you hold any additional tax credits resulting from net operating losses attributable to other periods.

         The disclosure on pages 28 through 29 has been revised as requested by the Staff.

Litigation Related to the Transactions..., page 49

          7. We note your disclosure that the settlement will result in dismissal of transaction-related claims. Please clarify which claims are not transaction-related and will remain after the settlement. Also provide us a copy of any agreements or court filings related to the settlement, including any memoranda of understanding.

         The disclosure on pages 6 and 49 has been revised to delete the phrase transaction-related. In addition, we have provided a copy of the Memorandum of Understanding under separate cover.

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U.S. Securities and Exchange Commission
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Liquidation Analysis and Estimates, page 67

          8. We note the deletion of the dollar amount from this section. Please revise your disclosure that you will have very limited assets to clarify the amount of your assets following the transaction. If you are no longer able to provide disclosure in quantitative terms, please revise your disclosure to explain the reasons for your uncertainty.

         The disclosure on page 67 has been revised as requested by the Staff.

          9. Please revise to disclose whether and how you considered the potential receipt of the tax credits described on page 26 and the settlement of the litigation described on page 49 in deriving your asset and liability estimates. If you did not consider these potential events in deriving your estimates and you believe they could have a material impact, please disclose.

         The disclosure on pages 26 and 49 has been revised as requested by the Staff.



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U.S. Securities and Exchange Commission
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         If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,


/s/ Steven Skolnick
Steven Skolnick

cc:      Jeff Marell, Esq.
         Ramy Wahbeh, Esq.
         Ed Hammel